EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 31, 2009 and for the three quarters ended November 7, 2009 and November 8, 2008.

	November 7,	November 8,	January 31,	February 2,	February 3,	January 28,	January 29,
	2009	2008	2009	2008	2007	2006	2005
	(40 weeks)	(40 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$202	$1,425	$1,968	$1,841	$1,759	$1,525	$286
Fixed charges	677	668	871	855	870	895	950
Capitalized interest	(8)	(8)	(11)	(14)	(13)	(7)	(5)
Pre-tax earnings before fixed charges	$871	$2,085	$2,828	$2,682	$2,616	$2,413	$1,231

Fixed charges:
Interest	$391	$378	$495	$488	$500	$518	$562
Portion of rental payments deemed to be interest	286	290	376	367	370	377	388

Total fixed charges	$677	$668	$871	$855	$870	$895	$950
Ratio of earnings to fixed charges	1.3	3.1	3.2	3.1	3.0	2.7	1.3